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                                                               Exhibit (a)(5)(B)

               QUIPP, INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER

     Miami, FL, April 25, 2001 - Quipp, Inc. (Nasdaq: QUIP) announced today that it is commencing its previously announced modified "Dutch Auction" tender offer for 550,000 shares of its common stock at a price per share of $20 - $23.

     Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the $20 to $23 price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, Quipp will determine the lowest per share price within the range that will enable it to buy 550,000 shares, or such lesser number of shares that are properly tendered. If holders of more than 550,000 shares properly tender their shares at or below the determined price per share, Quipp will purchase shares tendered by the holders, at the determined price per share, on a pro rata basis. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders.

     The offer will expire at 5:00 p.m., New York City time, on Wednesday, May 23, 2001, unless extended by Quipp.

     The dealer manager for the offer is Lazard Freres & Co. LLC. The information agent is D.F. King & Co., Inc. None of Quipp, its board of directors, the dealer manager and the information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Quipp.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Quipp common stock. The offer is being made solely by the offer to purchase and the related letter of transmittal. INVESTORS ARE URGED TO READ QUIPP'S TENDER OFFER STATEMENT ON SCHEDULE TO FILED WITH THE SEC IN CONNECTION WITH THE TENDER OFFER, WHICH INCLUDES AS EXHIBITS, THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. EACH OF THESE DOCUMENTS HAS BEEN OR WILL BE FILED WITH THE SEC, AND INVESTORS MAY OBTAIN THEM FOR FREE FROM THE SEC AT THE SEC'S WEBSITE (www.sec.gov) OR FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE TENDER OFFER, BY DIRECTING SUCH REQUEST
TO: D.F. KING & CO., INC., 77 WATER STREET, NEW YORK, NEW YORK, 10005, TELEPHONE
(800)848-3416.

     Quipp, Inc., through its subsidiary, Quipp Systems, Inc., designs, manufactures and installs material handling equipment to facilitate the automated bundling and movement of newspapers from the printing press to the delivery truck.